Ticker: PEER INVESTOR PRESENTATION PeerStream, Inc. | NASDAQ: PEER November 2018 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Number 333 - 226003 November 21, 2018

Safe Harbor

This presentation is for discussion purposes only. Certain material is based upon third party information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such.

Certain statements in this presentation constitute "forward-looking statements" relating to PeerStream, Inc. ("PEER," "PeerStream" or the "Company") made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates, forecasts and assumptions and are subject to risks and uncertainties. Words such as "anticipate," "assume," "began," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "would" and variations of such words and similar expressions are intended to identify such forward-looking statements. All forward-looking statements speak only as of the date on which they are made. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- our increasing focus on the use of new and novel technologies, such as blockchain, to enhance our applications, and our ability to timely complete development of applications using new technologies;
- our ability to effectively market and generate revenue from our new business solutions unit;
- our ability to generate and maintain active subscribers and to maintain engagement with our user base;
- development and acceptance of blockchain technologies and the continuing growth of the blockchain industry;
- the intense competition in the industries in which our business operates and our ability to effectively compete with existing competitors and new market entrants;
- legal and regulatory requirements related to us investing in cryptocurrencies and accepting cryptocurrencies as a method of payment for our services;
- risks related to our holdings of XPX tokens, including risks related to the volatility of the trading price of the XPX tokens and our ability to convert XPX tokens into fiat currency;
- our ability to develop functional new blockchain-based technologies that will be accepted by the marketplace, including PSP;
- our ability to obtain additional capital or financing to execute our business plan, including through offerings of debt or equity;
- our ability to develop, establish and maintain strong brands;
- the effects of current and future government regulation, including laws and regulations regarding the use of the internet, privacy and protection of user data and blockchain and cryptocurrency technologies;
- our ability to manage our partnerships and strategic alliances, including the resolution of any material disagreements and the ability of our partners to satisfy their obligations under these arrangements;
- our reliance on our executive officers; and
- our ability to release new applications on schedule or at all, as well as our ability or improve upon existing applications.

For a more detailed discussion of these and other factors that may affect our business, see our filings with the Securities and Exchange Commission, including the discussion under "Risk Factors" set forth in our latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the risk factors set forth in our Registration Statement on Form S-1 originally filed with the SEC on June 29, 2018, as amended from time to time. We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this report, except to the extent required by applicable securities laws.

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Ticker: PEER This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not conta in all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this prese nta tion relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration st ate ment (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov . The preliminary prospectus dated November 21, 2018 is available on the SEC website at http://www.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you a prospectus if you contact either The Benchmark Company, Prospectus Department, 150 East 58 th Street, 17 th Floor, New York, NY 10155, telephone (800) 207 - 7455, email: prospectus@benchmarkcompany.com , or ThinkEquity , a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22 nd Floor, New York, NY 10004, email: prospectus@think - equity.com . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale o f t hese securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the se curities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed wit h t he SEC after such registration statement becomes effective. Free Writing Prospectus Statement 3

Ticker: PEER Offering Summary: 4 Issuer: PeerStream, Inc. Expected Offering Size: Approximately $7,500,000 1 Securities Offered: 1,300,000 units Over - allotment: 15% of offering size Unit Composition: Listing / Symbol 2 : One share of common stock and one warrant to purchase one share of common stock at an exercise price of [$X.XX], exercisable immediately and for a period of 5 years. Nasdaq: PEER 2 /PEERW Use of Proceeds: Funding of personnel and marketing to support development of PeerStream Business Solutions and enhancement of core consumer apps, as well as general corporate purposes including potential share repurchases and business combinations. Joint Book Running Managers: The Benchmark Company, LLC / ThinkEquity , A division of Fordham Financial Management, Inc. 1 Does not include the proceeds, if any, payable upon exercise of the warrants to be issued in the offering 2 We have been approved for listing on The Nasdaq Capital Market under the symbol “PEER,” subject to official notice of issuanc e a nd completion of this offering

Ticker: PEER 5 Ticker: PEER 5 Core Technology Base Social Video Apps for Consumers Commercial Blockchain Software Technology Professional Services Since 1998 Since 2017 Launched 2018 26 Patents, licensed to MSFT, Sony, etc. 80 Technologists in 4 tech centers* Driving adoption of emerging blockchain technologies with software and services for enterprise and consumers Pioneers in Multimedia Communication Software PeerStream Business Solutions Billions of multimedia messages sent to nearly half a billion users Launching summer 2019, licensable software expected to power decentralized multimedia streaming and chat Services offered to enterprise to facilitate adoption of blockchain solutions * Includes contractors

Ticker: PEER Investment Highlights 6 Experienced management team combines entrepreneurial drive with enterprise leadership Transformative blockchain technology is driving a high growth market opportunity to build foundational technology and drive adoption Strong balance sheet to support organic growth and potential acquisitions High demand for blockchain tech talent and software is creating an opportunity for PeerStream to build a pipeline of new projects

Ticker: PEER Jason Katz Chairman, President + COO Judy Krandel Alex Harrington CEO CFO • Joined PeerStream in 2014 and has also served as interim CFO • CEO of MeetMoi, a mobile dating pioneer (sold to Match.com) • SVP of Strategy & Operations for Zagat (acquired by Google) • MBA from Wharton and a B.A. from Williams College • 25 - year veteran as a small - cap portfolio manager and equity analyst • MBA from the University of Chicago, and a B.S.E. from Wharton • Member of the Board of Directors of Cynergistek (CTEK) • Founder of A.V.M. Software • Authority on instant messaging as well as web - based voice and video • Co - founder of MJ Capital, a money management firm • J.D. from NYU Law and a B.A. from the University of Pennsylvania 7 7 Seasoned Leadership with Diverse and Complementary Expertise

Blockchain Advisory Board

Advisors with impressive credentials broaden our network of opportunities

Mike Jones



- Active angel investor with more than $2.5B in exits
- CEO of Science, Inc.
- Recent exits include: Dollar Shave Club, Famebit, DogVacay and HelloSociety
- Previous CEO of MySpace, Userplane and Tsavo
- Recently launched his newest incubator, Science Blockchain, which recently completed an ICO

Lou Kerner



- Former equity analyst from Goldman Sachs, Merrill Lynch
- Ranked among the 5 most influential crypto bloggers on Medium
- Formerly a Managing Partner of The Social InternetFund (SIF)
- Angel investor, best known for investing in Facebook

Lon Wong



- Globally recognized blockchain pioneer, former President of NEM Foundation, Founder of ProximaX
- Serial tech entrepreneur, 30+ years of technical and industry expertise building startups
- Founder and CEO of Dragonfly Fintech Pte.Ltd.

Sheri Kaiserman



- Founder and principal advisor of Maco.la, a dynamic blockchain VC, advisory and talent resource firm
- Previously Head of the Equities at Wedbush Securities; 25+ years equity sales leadership experience
- Received numerous achievement awards in industry leadership and innovation
- Past media appearances include CNBC Squawk on the Street

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Ticker: PEER US - focused, worldwide video chat community targeting users over 35 Asia - centric video chat community targeting users from 18 - 35 US - focused video chat community targeting users 18 - 35 Secure, Private Video Messaging App. PoC expected Dec. 2108 SHARED COMMON INTERESTS 24/7 ENTERTAINMENT A PLATFORM FOR FREE EXPRESSION CONNECTION TO FAMILY/FRIENDS Consumer Apps Business: Social Video Apps 9 One of the world’s leading live video chat communities enabling users to connect and communicate across multiple devices, offering: Billions of multimedia messages sent to nearly half a billion users Traditional Internet Technology Blockchain - Based Innovation

Consumer Apps: Backchannel

Backchannel will be a secure, private video messaging app powered by blockchain using PSP

Secure Messaging is a Large and Fast Growing Market

WhatsApp — Bought by Facebook in 2014 for $19B; Had 1.5B MAUs in 2017[1]

Telegram — Raised $1.7B[2] in ICO

Other secure messaging apps growing rapidly: wickr, Signal

Backchannel will be decentralized and use the identity features of blockchain to offer greater privacy to end users backchannel
Expected launch* in Q4 2018

- No personally identifiable information
- Decentralized media delivery
- Freemium app with token payments

[1]https://www.forbes.com/sites/parmyolson/2014/10/06/facebook-closes-19-billion-whatsapp-deal/amp/
[2]https://www.bloomberg.com/news/articles/2018-03-30/telegram-raises-1-7-billion-in-coin-offering-may-seek-more

*The private beta release is expected in Dec 2018, with the fully decentralized version expected to launch in 2019.

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Ticker: PEER 11 Opportunity for blockchain technology to impact virtually every key sector Cost Efficient Enhanced Privacy Highly - Scalable More Secure Blockchain is Disrupting the Way Business is Done BLOCKCHAIN

Ticker: PEER • Enterprise and government sectors are embracing the value of blockchain tech • Nearly 6 in 10 large corporations considering blockchain deployment 1 • The market for blockchain services was approximately $695MM in 2017 and expected to grow to more than $79 billion by 2025 2 • IBM recently announced a 5 - year deal with the Australian government valued at $740MM • PeerStream’s proprietary software will address the blockchain media streaming market, projected to be a $4.4 billion opportunity by 2025 2 12 1 Juniper Research July 31, 2017 2 (2018) Global Market Estimates Research & Consultants Blockchain High Growth Market Opportunity

Ticker: PEER PeerStream Solutions Build on Blockchain 13 Symbiotic Relationship Between Service Offerings Blockchain Software Apps for Enterprise Consumer Apps Integration Services 13 Leveraging the best of blockchain to build and operate innovative apps for consumers and now B2B Blockchain services and solutions for third - party developers and corporate clients Software that extends the capabilities and facilitates adoption of blockchain Consumer Apps Proprietary Software Business Solutions

Ticker: PEER PSP SERVES APPS THAT GENERATE LIVE MULTIMEDIA CONTENT B2B APPS CONSUMER APPS social networks live video streaming video chat video conferencing workforce collaboration sales demos AUDIENCE OF END USERS Proprietary Software: 14 Slated for Summer 2019, PSP will route live rich media streams over blockchain enabled P2P networks, offering scalability, security and cost efficiency to third party developers

Ticker: PEER 15 Proprietary Software Powerful, but still emerging, blockchain protocols present rich opportunity for enhancement OPPORTUNITY APPROACH MONETIZATION Developing blockchain - based software that can support decentralized applications in many industry verticals Focusing development on middleware for leading and emerging blockchain protocols • Enhance and extend capabilities • Facilitate blockchain implementations We expect Business Solutions engagements to identify future opportunities for proprietary software Expected revenue streams include: • Software licenses • Bundled software licenses and implementation services • Support for licensed software Proprietary Software: Unleashing the Power of Protocols

Ticker: PEER Business Solutions: Enterprise Blockchain Integration Enterprise interest in blockchain and a global tech talent shortage create our market opportunity 16 16 PEERSTREAM BUSINESS SOLUTIONS B2B revenue streams are expected to include blockchain strategy consulting, implementation and support Provides technology services and support for blockchain implementations aiming to serve enterprise and governments Dedicated to providing a bridge between emerging blockchain technologies and commercial implementations • Strength at the blockchain protocol level is a competitive advantage • Preferred integrator partnership with ProximaX expected to generate leads • Ramping up sales and business development capabilities and marketing efforts • Building capabilities across several key tech disciplines and industry verticals

Business Solutions Launch Client: ProximaX

The Project

- Next generation blockchain protocol enhanced with storage and media streaming/messaging layers
- Led by blockchain foundation pioneer Lon Wong, former President of the NEM.io foundation
- ProximaX successful ICO in Q2 2018

The Engagement

- PeerStream to supply multimedia streaming and communication solution
- Licensing and integration of PeerStream Protocol (PSP) into the ProximaX platform
- Service fees payable in cash or highly liquid cryptocurrencies and ProximaX tokens*

The Benefits:

- First client for Business Solutions services
- High-profile PSP adopter validates proprietary software
- PEER appointed preferred ProximaX integrator in North America

* First milestone payment of $5MM and 216MM XPX tokens has been paid; remaining fees and tokens to be paid upon subsequent milestones as set forth in our technology services agreement with ProximaX.

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Ticker: PEER Subscriptions • F reemium model with subscriptions that expand access and unlock status Advertising Revenue • D riven by ad networks and direct - to - advertiser relationships Virtual Gifts and Micro - transactions • V irtual gifts enhance status and build relationships • M icro - transactions permit one - time premium access CONSUMER APPS BUSINESS SOLUTIONS USER MONETIZATION TODAY PRESENT & FUTURE POTENTIAL REVENUE STREAMS Licensing Services Support Multiple Potential Revenue Streams 18

Ticker: PEER Impact of ProximaX Deal on Q2 2018 and Beyond 19 • The deal is valued in total at $13.4MM • The upfront payment of $5MM and $3.4MM in tokens will be recognized ratably over the contract term, beginning with Q2 2018 • Upfront net cash received of $4.9MM 1 • Upfront 216MM XPX tokens initially valued at $3.4MM 2 , and treated as an intangible asset. In Q3 2018, we recognized an impairment charge of $0.6MM. • Two additional payments of $2.5MM each to be recognized at fulfillment of contract terms • An additional 2% of ProximaX’s outstanding XPX tokens are reserved for issuance upon the completion of future services 1 Net of trading commissions and conversion costs 2 Token value based on the initial market price on a public exchange

Ticker: PEER Income Statement Highlights ($000s) 20 1 Adjusted EBITDA is a non - GAAP measure. See Appendix for a reconciliation of Adjusted EBITDA to net loss, the most directly comp arable financial measure calculated in accordance with GAAP. Revenue $19,825 $18,886 $24,841 Net Loss $(3,243) $(4,528) $(5,894) Adjusted EBITDA 1 $2,007 $(1,881) $(1,931) Nine Months Ended Sept 30, 2018 Nine Months Ended Sept 30, 2017 Year Ended December 31, 2017 PeerStream has an NOL worth approximately $19MM, with $6MM of the NOL available for use in 2018

Ticker: PEER • Q3 2018 revenue of $6.7MM increased 12.8% vs. Q3 2017 reflecting Technology Services revenue from the ProximaX Technology Services Agreement • Year - to - date 2018 revenue of $19.8MM increased 5.0% vs. year - to - date 2017 revenue Third Quarter Highlights: Revenue 21 $5,447 $4,907 $480 $331 $1,448 $0 $2,000 $4,000 $6,000 $8,000 Q3 2017 Q3 2018 Q3 Revenue ($ in 000s) Technology Services Revenue Advertising Revenue Subscription Revenue $17,413 $15,318 $1,472 $967 $3,540 $0 $5,000 $10,000 $15,000 $20,000 $25,000 YTD 2017 YTD 2018 9 Months Ended 9/30/18 Revenue ($ in 000s) Technology Services Revenue Advertising Revenue Subscription Revenue

Ticker: PEER Third Quarter Highlights: Profitability 22 • Q3 2018 net loss of $570K driven principally by non - operating losses resulting from a $576K impairment loss on digital tokens received in connection with the ProximaX technology services agreement • Q3 2018 adjusted EBITDA was approximately $884K, a $2.0MM improvement from Q3 2017 $(2,004) $(570) ($2,400) ($1,800) ($1,200) ($600) $0 Q3 2017 Q3 2018 Net Loss ($ in 000s) $(1,150) $884 ($1,600) ($800) $0 $800 $1,600 Q3 2017 Q3 2018 Adjusted EBITDA ($ in 000s)

Ticker: PEER Balance Sheet Highlights ($000s) 23 September 30, 2018 Cash and Cash Equivalents $7,217 Digital Tokens $833 Total Assets $25,418 Deferred Revenue $7,001 Total Liabilities $9,997 Shareholder’s Equity $15,421 Total Liabilities and Shareholders Equity $25,418

Ticker: PEER Capitalization Table as of September, 30, 2018 24 1 Shares outstanding include 158,571 unvested restricted shares 2 Does not include shares and/or warrants that may be purchased pursuant to the underwriters’ overallotment option Outstanding Securities Common Shares Outstanding pre - offering 1 Common Shares Offered 2 Warrants Offered 2 Options outstanding ($5.10 weighted average exercise price) 6,889,000 1,300,000 1,300,000 1,067,000

Ticker: PEER Next Steps to Fuel Strategic Growth 25 Branding/ marketing/ build market awareness and presence Assessing future proprietary software to expand addressable market Evaluating tuck - in acquisitions Exploring lead generation partnerships and joint ventures Enhance client execution capabilities Building business development and sales efforts

Ticker: PEER ir@peerstream.com 26 THANK YOU PeerStream, Inc. | Ticker: PEER

Ticker: PEER Non - GAAP Financial Measures Adjusted EBITDA is defined as net income (loss) adjusted to exclude interest (income) expense, net, other (income) expense, n et, income tax expense (benefit), depreciation and amortization expense, loss on disposal of property and equipment, impairment loss on digital tokens and stock - based compensation expense. The Company presents Adjusted EBITDA because it is a key measure used by the Company’s management and its Board of Directors to understand and evaluate the Company’s core operating performance and trend s, to develop short - and long - term operational plans, and to allocate resources to expand the Company’s business. In particular, the exclusion of certain expenses in calculating Adjusted EB ITDA can provide a useful measure for period - to - period comparisons of the cash operating income generated by the Company’s business. The Company believes that Adjusted EBITDA is useful to investo rs and others to understand and evaluate the Company’s operating results and it allows for a more meaningful comparison between the Company’s performance and that of competitors. Management als o uses non - GAAP financial measures internally in analyzing the Company's financial results to assess operational performance and to determine the Company's future capital requirements. The pr esentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with GAAP. Some limitations of Adjusted EBITDA as a financial measure include that: • Adjusted EBITDA does not (i) reflect cash capital expenditure requirements for assets underlying depreciation and amortizatio n e xpense that may need to be replaced or for new capital expenditures; (ii) reflect the Company's working capital requirements; (iii) reflect the impairment loss on digital tokens; or (iv) conside r t he potentially dilutive impact of stock - based compensation; and • Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or choose not to calculate Ad jus ted EBITDA at all, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider this non - GAAP financial information along with other financial performance mea sures reported in our filings with the Securities and Exchange Commission, including total revenues, subscription revenue, deferred revenue, net income (loss), cash and cash equivalents, r est ricted cash, net cash used in operating activities and our financial results presented in accordance with GAAP. The following unaudited table presents a reconciliation of net loss, the most directly comparable financial measure calculate d a nd presented in accordance with GAAP, to Adjusted EBITDA for the year ended December 31, 2017 and the three and nine months ended September 30, 2017 and 2018 (in thousands): Non - GAAP Reconciliation: Adjusted EBITDA 27